UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number 1-10706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Signature
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan
Years Ended December 31, 2019 and 2018
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated Preferred Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Comerica Incorporated Preferred Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Comerica Incorporated Preferred Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Dallas, TX
June 1, 2020

Comerica Incorporated Preferred Savings Plan
Statements of Net Assets Available for Benefits

(in millions)
December 31	2019	2018
Assets
Investments:
Mutual funds	$784	$649
Collective trust funds	550	454
Comerica Incorporated common stock	115	117
Investments, at fair value	1,449	1,220
Separate account guaranteed investment contracts	28	26
Security-backed guaranteed investment contracts	129	126
Investments, at contract value	157	152
Total investments	1,606	1,372

Receivables:
Accrued income receivable	1	1
Notes receivable from participants	25	25
Total receivables	26	26
Net assets available for benefits	$1,632	$1,398
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statements of Changes in Net Assets Available for Benefits

(in millions)
Years Ended December 31	2019	2018
Additions
Dividend and interest income	$35	$57
Participant contributions	51	48
Employer contributions	23	22
Interest income on notes receivable from participants	1	1
Total additions	110	128

Deductions
Distributions to participants	125	126

Net appreciation (depreciation) in fair value of investments	249	(156)
Net increase (decrease) for the year	234	(154)
Net assets available for benefits:
Beginning of year	1,398	1,552
End of year	$1,632	$1,398
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a 401(k) plan covering all eligible employees of Comerica Incorporated (the Corporation) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the Summary Plan Description captioned “Comerica Incorporated Preferred Savings 401(k) Plan." Copies of the Summary Plan Description are available on the internet at www.comericaretirement.com.
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts will be fully vested and non-forfeitable.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for more complete information.
Eligibility
Employees are generally eligible to participate in the Plan on the first day of the first payroll period commencing on or after the first day of the month coincident with or following six consecutive calendar months of service.
Participant Contributions and Accounts
Participants may make pre-tax contributions and/or Roth contributions to the Plan through payroll deductions. Total contributions may not exceed the lesser of 50 percent of the participant's annual compensation or the Internal Revenue Service (IRS) allowed maximum ($19,000 for 2019 and $18,500 for 2018 plus an additional $6,000 for participants age 50 or over for both 2019 and 2018). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant's contributions are invested in the Comerica Destination Fund appropriate for the participant's age and can be redirected by the participant at any time at their discretion.
Rollover contributions are also accepted from other tax-qualified plans, provided certain specified conditions are met.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employer Matching Contributions
The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant and is invested based on the participant's investment elections. In the absence of a participant's investment election, the funds are initially invested in the Comerica Destination Fund appropriate for the participant's age. Employer matching contributions are 100 percent vested at the time they are contributed to a participant's individual account.
Dividend Election
The Plan discontinued the Corporation's common stock as an investment election available to participants for future contributions or reallocations from other investments in 2008. Participants who retained the Corporation's common stock as an investment either have their dividends reinvested within the Plan or receive the dividends as cash with their regular pay.
Participant Loans
Participants generally may borrow from their account balances, excluding their Retirement Account Plan balance, an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time. Each loan is required to be repaid within five years or less, or up to 15 years if the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal). Principal and interest are paid by the participant through payroll deductions that are credited to the participant's individual account. Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Forfeited Accounts
Unallocated employer contributions within the former Retirement Account Plan resulting from employee forfeitures were retained in the Retirement Account Plan in the Stable Value Fund at December 31, 2019 and are used first to restore the accounts of reemployed Participants, then to pay recoverable administrative expenses of the Plan or to reduce the Corporation's contributions.
Employee forfeitures and associated reduction of employer contribution and expenses within the former Retirement Account Plan for the years ended December 31, 2019 and 2018 were insignificant.
Distributions to Participants
Upon separation from service with the Corporation for any reason, a participant whose vested account balance is $5,000 or less may elect to receive either a lump sum or a rollover distribution. A participant whose vested account balance is greater than $5,000 may elect a distribution or remain in the Plan. Distribution options include a rollover, lump sum distribution or monthly, quarterly or annual installments over a fixed period. Distributions are recorded when paid.
In-service withdrawals are permitted upon request of a participant with an attained age of at least 59-1/2 years and in certain other limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. In-service loans and hardship withdrawals are not permitted on Retirement Account Plan balances.
Plan Expenses
Administrative and investment expenses incurred in connection with the operation of the Plan are paid by the Corporation and by revenue sharing with the recordkeeper. Certain participant loan fees and transaction expenses are deducted from loan or distribution proceeds, as applicable, or are charged directly to the participant's account. Additionally, the Plan offers fee-based advisory services to participants. Fees for these services are charged directly to the participant's account.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. GAAP establishes a three-level fair value hierarchy that prioritizes the information used to estimate fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets recorded at fair value, it is the Plan's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when estimating fair value measurements for those items for which there is an active market.
Investment contracts held by a qualified plan are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. The contract value represents contributions and allocations plus earnings at the crediting rate, less participant withdrawals and administrative expenses.
Securities transactions are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as transaction fees and expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. Fair Value
Fair value measurements are utilized to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds and Comerica Incorporated common stock are recorded at fair value on a recurring basis.
Assets at fair value in the Plan are categorized into a three-level hierarchy based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are less active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified. Transfers of assets between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.
Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are quoted in an active market and are classified in Level 1 of the fair value hierarchy.
Comerica Incorporated common stock: Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.
Collective trust funds: Collective trust funds are valued using the net asset value (NAV) provided by the administrator of the fund as a practical expedient to estimate fair value and, therefore, are not categorized into the fair value hierarchy. The Stable Value Fund primarily invests in fully benefit-responsive separate account and security-backed guaranteed investment contracts, as well as collective trust funds. The collective trust funds within the Stable Value Fund are also valued at the NAV provided by the administrators of the funds.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The following table presents, by level within the fair value hierarchy, the recorded amount of the Plan's assets measured at fair value on a recurring basis. The Plan had no assets classified within Level 2 or Level 3 of the fair value hierarchy at December 31, 2019 and 2018. There were no liabilities measured at fair value at December 31, 2019 and 2018. There were no transfers of assets recorded at fair value into or out of Level 1 fair value measurements during the years ended December 31, 2019 and 2018.

(in millions)	Total	Level 1
December 31, 2019
Investments at fair value:
Mutual funds	$784	$784
Comerica Incorporated common stock	115	115
Total investments in the fair value hierarchy	899	899

Collective trust funds, measured at net asset value	550
Total investments at fair value	$1,449
December 31, 2018
Investments at fair value:
Mutual funds	$649	$649
Comerica Incorporated common stock	117	117
Total investments in the fair value hierarchy	766	766

Collective trust funds, measured at net asset value	454
Total investments at fair value	$1,220
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

(in millions)	December 31,
Collective trust funds:	2019 Fair Value	2018 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Asset allocation funds	$304	$254	None	Daily	None
Large cap fund	241	193	None	Daily	None
Short-term investment fund	5	7	None	Daily	None
Total collective trust funds	$550	$454
4. Fully Benefit-Responsive Investment Contracts
The Plan holds a portfolio of investment contracts which includes a portfolio of separate account and security-backed guaranteed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions and allocations made under each contract, plus earnings, less withdrawals. The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

(in millions)	December 31,
Contract Value	2019	2018
Separate account guaranteed investment contracts	$28	$26
Security-backed guaranteed investment contracts	129	126
Total	$157	$152
Separate account and security-backed guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is either owned by the contract issuer and segregated in a separate account for the benefit of the Plan (separate account guaranteed investment contract) or owned directly by the Plan (security-backed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

crediting rate applied will not be less than zero percent. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, separate account and security-backed guaranteed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.
Separate account and security-backed guaranteed investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
In addition, if the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but may not be limited to, the following:

•	material amendments to the Plan’s structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;

•	changes to competing investment options;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.
5. Transactions With Parties-in-Interest
Certain Plan investments are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions. Participants direct how their contributions and matching contributions are invested within the Plan.
The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.
On December 31, 2019 and 2018, the Plan held approximately 2 million shares of Comerica Incorporated common stock with fair values of $115 million and $117 million, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from Comerica Incorporated common stock of $4 million and $3 million, respectively.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

6. Tax Status
The Plan received a determination letter from the IRS dated December 15, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Additionally, the Retirement Account Plan received a determination letter from the IRS dated January 30, 2018, stating that the Retirement Account Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total net assets available for benefits and the increase in net assets available for benefits per the financial statements to amounts reported on Form 5500 for the years ended December 31, 2019 and 2018.

(in millions)
December 31	2019	2018
Net assets available for benefits per financial statements	$1,632	$1,398
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3	(2)
Net assets per Form 5500	$1,635	$1,396

Increase (Decrease) in net assets per financial statements	$234	$(154)
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	5	(1)
Increase (Decrease) in net assets per Form 5500	$239	$(155)
8. Risks and Uncertainties
Plan participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
9. Subsequent Events
On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels.  While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of Comerica Incorporated common stock and Plan assets.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions beginning in 2020 will be delayed by one year, but may still be received at the request of a participant.

SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421	Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(in millions)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Mutual Funds
American Funds	The Growth Fund of America - 2,000,813 shares	$102
	Capital World Growth and Income Fund - 1,225,984 shares	64
	EuroPacific Growth Fund - 877,978 shares	49

Blackrock Funds	Blackrock Inflation Protected Bond Portfolio - 951,555 shares	10
	Blackrock Mid-Cap Growth Equity Fund - 1,504,301 shares	45

Carillon Tower Advisers	Carillon Eagle Small Cap Growth Fund - 772,399 shares	42

Franklin/Templeton Investments	Franklin Rising Dividends Fund - 717,126 shares	50
	Templeton Global Bond Fund - 997,128 shares	11

Invesco Funds	Invesco Equity and Income Fund - 3,561,782 shares	37
	Invesco Treasury Portfolio Institutional Fund - 21,085,769 shares	21
	Invesco Diversified Dividend Fund - 2,757,237 shares	57

Metropolitan West Funds	Metropolitan West Total Return Bond Plan - 5,437,693 shares	56

Neuberger Berman Funds	Neuberger Berman Genesis Fund - 1,061,657 shares	62

Oppenheimer Funds	Oppenheimer Developing Markets Fund - 432,706 shares	20

Vanguard Funds	Vanguard Mid-Cap Index Fund - 1,468,787 shares	71
	Vanguard Small-Cap Index Fund - 632,255 shares	50
	Vanguard Total Bond Market Index Fund - 1,470,854 shares	16

Wells Fargo	Wells Fargo Special Mid Cap Value Fund - 489,330 shares	21

Total Mutual Funds		784

Collective Trust Funds
Comerica Incorporated (a)	S&P 500 Index Fund - 6,282,930 shares	241
	Destination Retirement Fund - 425,071 units	9
	Destination 2015 Fund - 1,242,422 units	29
	Destination 2025 Fund - 3,825,876 units	100
	Destination 2035 Fund - 2,881,060 units	81
	Destination 2045 Fund - 2,178,963 units	66
	Destination 2055 Fund - 938,222 units	15
	Destination 2060 Fund - 380,345 units	4
Wells Fargo/BlackRock	WF/BlackRock Short-Term Investment Fund S - 5,130,662 units	5

Total Collective Trust Funds		550

Comerica Incorporated (a)	Common Stock - 1,596,094 shares	115

Metropolitan Life Insurance Company	Separate Account Guaranteed Investment Contract, 2.66%	28

Security-Backed (Synthetic) Investment Contracts
Prudential Insurance Company	Security-Backed (Synthetic) Investment Contract, 2.86%	51
State Street Bank and Trust	Security-Backed (Synthetic) Investment Contract, 2.91%	35
Voya Retirement Insurance and Annuity Company	Security-Backed (Synthetic) Investment Contract, 2.88%	43

Total Security-Backed (Synthetic) Investment Contract		129

Total Investments		1,606

Participant Loans (a)	Interest rate range: 4.25% to 11.74%, with various maturity dates	25

Total Investments and Participant Loans		$1,631
(a)    Party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

By: Comerica Bank, Trustee

/s/ John D. Buchanan
John D. Buchanan
Executive Vice President - Chief Legal Officer
Dated: June 1, 2020

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)